BLUE GOLD LIMITED

94 Solaris Avenue, Camana Bay

Grand Cayman, KY1-1108, Cayman Islands

February 6, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form F-1 (File No. 333-292509)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Blue Gold Limited (the “Registrant”) hereby requests the acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (File No.  333-292509) (the “Registration Statement”) so that it will become effective on Tuesday, February 10, 2026 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Very truly yours, BLUE GOLD LIMITED

By:	/s/ Andrew Cavaghan
Name: Title:	Andrew Cavaghan Chief Executive Officer